FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 – Name and Address of Company
Organigram Global Inc. (“Organigram” or the “Company”)
145 King Street West, Suite 1400
Toronto, Ontario, Canada
M5H 1J8
Item 2 – Date of Material Change
November 2, 2026
Item 3 – News Release
The news release reporting the material changes described in this report was issued in Toronto, Ontario on November 3, 2026 (the “News Release”).
The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR+. The News Release was available on SEDAR+ at www.sedarplus.ca.
Item 4 – Summary of Material Change
On November 3, 2026, the Company (NASDAQ: OGI) (TSX: OGI) and Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) (“Aurora”) announced that they entered into an arrangement agreement dated November 2, 2026 (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Aurora (the “Aurora Shares”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).
Concurrently with the execution of the Arrangement Agreement, the Company entered into a commitment letter with ATB Financial (“ATB”), for a fully committed and underwritten commitment for senior secured credit facilities of up to C$210 million (the “ATB Credit Facilities”). The ATB Credit Facilities will be established by amending and restating the Company’s existing C$70 million senior secured credit agreement with ATB.
Additionally, in connection with financing the Arrangement and concurrently with the execution of the Arrangement Agreement, BT DE Investments Inc. (“BAT”), a wholly-owned indirect subsidiary of British American Tobacco p.l.c., agreed to subscribe for, on a private placement basis (the “Private Placement” and together with the Arrangement, the “Transactions”), 140,986,255 Organigram common shares (the “Common Shares”) and/or Class A Preferred Shares (the “Preferred Shares” and together with the Common Shares, the “Shares”) at a price of £0.709289 per Share (or C$1.33 based on the GBP/CAD exchange rate on November 2, 2026), for a total aggregate subscription price of £99,999,999.82 (or C$187.5 million based on the GBP/CAD exchange rate on November 2, 2026) (the “Private Placement Proceeds”)

pursuant to the terms of a subscription agreement dated November 2, 2026 (the “Subscription Agreement” and together with the Arrangement Agreement, the “Transaction Documents”).
In addition, upon the closing of the Private Placement, the Company and BAT will enter into an amendment to the second amended and restated investor rights agreement (the “IRA Amendment”), which will amend the existing second amended and restated investor rights agreement dated April 15, 2026 between BAT and the Company to, among other things, clarify the terms of BAT’s pre-emptive and top-up rights.
The following description is a summary of the Transaction Documents which is subject to and qualified in its entirety by the full text of the Transaction Documents which are available on the Company’s SEDAR+ profile at www.sedarplus.ca.
Item 5 – Full Description of Material Change
5.1 – Full Description of Material Change
The Arrangement
On November 3, 2026, the Company and Aurora announced that they had entered into the Arrangement Agreement. Under the terms of the Arrangement Agreement, holders of Aurora Shares (the “Aurora Shareholders”) (other than dissenting Aurora Shareholders) will receive C$7.80 in total consideration per Aurora Share, consisting of, at the election of the Aurora Shareholder:
•C$7.80 per Aurora Share in cash (the “Cash Consideration”);
•5.8626 Common Shares in the capital of the Company per Aurora Share (the “Share Consideration”); or
•a combined consideration of C$3.75 in cash plus 3.0431 Common Shares, in each case per Aurora Share
(collectively, the “Consideration”).
Aurora Shareholders electing to receive the Cash Consideration or the Share Consideration will be subject to proration as set out in the Arrangement Agreement.
The Arrangement values Aurora at approximately C$561 million on a fully diluted equity value basis. Aurora Shareholders are expected to hold approximately 35% of the economic interest of the Company and 42% of the voting interest of the Company, on a fully diluted basis, following the completion of the Arrangement.

Non-Solicitation Covenants
The Arrangement Agreement includes customary terms and conditions, including non-solicitation covenants on the part of Aurora and Organigram. The Aurora non-solicitation covenant is subject to “fiduciary out” provisions that would enable Aurora to change its recommendation to Aurora Shareholders or enter into a definitive agreement with respect to an unsolicited proposal that constitutes a Superior Proposal (as defined in the Arrangement Agreement, which may include the existing unsolicited takeover bid by Curaleaf Holdings, Inc. (the “Hostile Bid”) if the Hostile Bid is changed or varied to change the amount or form of consideration offered, provided it otherwise complies with the definition of Superior Proposal in the Arrangement Agreement) in certain circumstances, subject to the Company’s right to match any Superior Proposal during a period of at least five business days (and a further three business days in respect of each successive amendment to a Superior Proposal) and payment of a termination fee (described further below). The Company is also entitled to a “fiduciary out” provision that would enable the Company, prior to obtaining the approval of holders of Common Shares (“Organigram Shareholders”), to make a change in its recommendation with respect to a Superior Proposal in respect of Organigram.
Termination Rights and Termination Fees
The Arrangement Agreement provides for the payment by Aurora to Organigram of a C$25.2 million termination fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) prior to obtaining the requisite approval of the Aurora Shareholders, (i) the board of directors of Aurora (the “Aurora Board”) makes an Aurora Change in Recommendation (as defined in the Arrangement Agreement), or (ii) the Aurora Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal (as defined in the Arrangement Agreement) with respect to Aurora, or takes no position or remains neutral with respect to, any publicly announced Acquisition Proposal with respect to Aurora, or (iii) Aurora materially breaches its non-solicitation covenants; (b) the Aurora Board authorizes the entering into of an agreement with respect to a Superior Proposal; or (c) the Arrangement Agreement is terminated following a failure to obtain the requisite approval of the Aurora Shareholders at the Aurora Meeting (as defined below), or by Organigram as a result of a breach by Aurora of its representations, warranties or covenants, but only if a bona fide Acquisition Proposal has been made or announced prior to the Aurora Meeting (and has not expired or been withdrawn at least five business days prior to the Aurora Meeting) and, within twelve (12) months following such termination, Aurora consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal that is subsequently consummated (with “Acquisition Proposal”, for purposes of (c) only, excluding the Hostile Bid unless it is changed or varied to change the amount or form of consideration offered).

The Arrangement Agreement also provides for the payment by Organigram to Aurora of a C$38.4 million reverse termination fee if the Arrangement Agreement (a) is terminated by Aurora following a Purchaser Change in Recommendation (as defined in the Arrangement Agreement) or a material breach of Organigram’s non-solicitation covenants; or (b) is terminated following a failure to obtain the Organigram Shareholder Approval (as defined below), or by Aurora as a result of a breach by Organigram of its representations, warranties or covenants, but only if a bona fide Acquisition Proposal has been made or announced in respect of Organigram prior to the Organigram Meeting (as defined below) (and has not expired or been withdrawn at least five business days prior to the Organigram Meeting) and, within twelve (12) months following such termination, Organigram consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal that is subsequently consummated.
In addition, Organigram will pay Aurora a C$5.6 million expense fee if the Arrangement Agreement is terminated following a failure to obtain the Organigram Shareholder Approval at the Organigram Meeting, in addition to any reverse termination fee that may be payable.
The Arrangement Agreement may be terminated by mutual written consent of Aurora and Organigram and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Arrangement is not consummated by May 2, 2027, which date can be extended by either party on no more than two occasions by a period of 90 days, provided that in aggregate such extensions shall not exceed 180 days from May 2, 2027, if certain regulatory approvals have not been obtained. Organigram may also terminate the Arrangement Agreement if the Hostile Bid is consummated or effected.
Treatment of Aurora Incentives
Under the terms of the Arrangement Agreement, all outstanding options to purchase Aurora Shares (“Aurora Options”) that are not exercised prior to the Effective Time (as defined in the Arrangement Agreement), and all outstanding deferred share units (“Aurora DSUs”), restricted share units (“Aurora RSUs”) and performance share units (“Aurora PSUs”) of Aurora, will be treated in accordance with, and exclusively governed by, the plan of arrangement attached to the Arrangement Agreement (the “Plan of Arrangement”).
In connection with the Arrangement, each (i) vested or unvested Aurora RSU, including any fractional restricted share units, granted pursuant to the amended and restated restricted share unit plan of Aurora effective as of August 8, 2025, as amended most recently on June 10, 2026, (ii) vested or unvested Aurora DSU, including any fractional deferred share units, granted pursuant to the deferred share unit plan of Aurora effective as of October 5, 2018, as amended most recently on August 9, 2024, and (iii) vested Aurora PSU (including those which vest upon a change of control) granted pursuant to the amended and restated performance share unit plan of Aurora effective as of August 8, 2025, in each case which has not been exercised, surrendered or redeemed, as applicable, prior to the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and exercisable, and shall be surrendered or redeemed in consideration for cash in accordance with the Plan of Arrangement, subject to applicable withholdings. Any Aurora PSUs that are unvested prior to the Effective Time shall continue to vest in accordance with their terms. For the purposes of the Aurora PSUs with vesting conditions based on the satisfaction of specified performance criteria, the multiplier to be applied will be 100%.
Each Aurora Option outstanding at the Effective Time will be exchanged for an option to purchase Common Shares of the Company (each, a “Replacement Option”), with the number of Common Shares subject to each Replacement Option determined based on an exchange ratio equal to the Cash Consideration divided by the deemed price of a Common Share, as set out in the Plan of Arrangement. Each Replacement Option will be subject to the same term to expiry and vesting conditions as applied to the Aurora Option for which it was exchanged.
Conditions to the Completion of the Arrangement
The Arrangement is subject to a number of conditions, including, among others: (a) approval by at least 66⅔% of the votes cast by Aurora Shareholders present in person or represented by proxy at a special meeting of Aurora Shareholders to be called by Aurora (the “Aurora Meeting”) and, if required, a simple majority of the votes cast excluding votes required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); (b) approval of a resolution approving, among other things, the issuance of Common Shares in connection with the Arrangement, as required by the rules of the Toronto Stock Exchange (the “TSX”), by (i) a simple majority of the votes cast by Organigram Shareholders at a special meeting of Organigram Shareholders (the “Organigram Meeting”), and (ii) a majority of the votes cast by Organigram Shareholders at the Organigram Meeting, excluding votes held by BAT and any other persons whose votes are required to be excluded under MI 61-101 (the “Organigram Shareholder Approval”); (c) approval of the Supreme Court of British Columbia (the “Court”); (d) conditional approval of the TSX for the listing of the Common Shares forming the Share Consideration, and notification of the Nasdaq Stock Market LLC (“NASDAQ”) of such listing without objection; (e) receipt of the required regulatory approvals, being approval under the Competition Act (Canada) and approval of the German Ministry of Economic Affairs and Energy under applicable German foreign direct investment laws; and (f) other customary closing conditions. It is also a condition in favour of the Company that holders of not greater than 10% of the outstanding Aurora Shares shall have validly exercised dissent rights with respect to the Arrangement that have not been withdrawn as of the Effective Time.
Court Approval and Shareholder Meetings
The Arrangement Agreement provides that the Arrangement will be effected by way of a plan of arrangement under section 288 of the Business Corporations Act (British Columbia). In accordance with the Arrangement Agreement, Aurora has agreed to make an application for an interim order of the Court (the “Interim Order”), as soon as reasonably practicable, but in no event later than November 27, 2026. The Interim Order is expected to contain, among other things, declarations and directions with respect to the Arrangement and the calling and conduct of the Aurora Meeting.

The Arrangement Agreement contemplates that Aurora and the Company will each use commercially reasonable efforts to hold their respective shareholder meetings on or before December 23, 2026, and in any event on or before December 31, 2026. Closing of the Arrangement may not occur earlier than January 6, 2027 and is expected to occur in January 2027.
Support Agreements
Concurrently with the execution of the Arrangement Agreement, each of the directors and executive officers of the Company entered into voting and support agreements with Aurora pursuant to which they have agreed, among other things, to vote all of their Common Shares in favour of the Arrangement, on the terms and subject to the conditions set forth therein. Concurrently, each of the directors and executive officers of Aurora entered into a substantially similar form of voting and support agreement with Organigram. The voting and support agreements entered into by the directors and executive officers of each of Organigram and Aurora will terminate automatically upon, among other things, the termination of the Arrangement Agreement.

In addition, BAT, which is entitled to cast 30% of the votes attached to Common Shares, has entered into a voting and support agreement with Aurora whereby BAT has agreed to vote its Common Shares in favour of the Arrangement and against any competing acquisition proposals (the “BAT Voting Agreement”). The BAT Voting Agreement will not be terminable until six months following termination of the Arrangement Agreement in certain circumstances.

Business Reasons for the Arrangement
The Arrangement is expected to have significant benefits to Organigram, including:
•Harmonizes highly complementary operations. Organigram Shareholders and Aurora Shareholders are to benefit from a stronger platform resulting from the combination of Aurora’s EU-GMP certified manufacturing capacity, pharmacy and patient access network across Canada, Europe, Australia and New Zealand, and Organigram’s leading Canadian recreational brands and newly integrated Sanity Group GmbH (“Sanity Group”) European footprint.
•Synergies. An excess of C$50 million in identified synergies which are projected from cross-selling across Organigram’s and Aurora’s Canadian and international footprints, procurement scale, consolidated distribution, public company expenses, and routing international demand to the lowest-cost production asset across the combined network.
•Accelerates product innovation and growth opportunities. The combined company’s scale and cross-border infrastructure creates a platform for shared innovation and brand building, supported by Organigram’s strategic shareholder, BAT, which brings demonstrated expertise across research and development, innovative product development, and global supply chain management.

•Preserves balance sheet strength. The cash component of the Consideration is fully financed and expected to be financed through cash on hand, the Private Placement and the ATB Credit Facilities, preserving Organigram and Aurora’s disciplined, balanced approach between efficient capital allocation and sustained profitable growth. The financing structure is designed to preserve balance sheet flexibility and support continued investment in the combined company’s growth priorities.
•Enhanced liquidity and capital markets profile. The Arrangement will result in greater market capitalization and an increased free float. Index eligibility is expected to broaden the institutional shareholder base of the combined company and support trading liquidity and research coverage. Greater scale, certified international supply and a diversified revenue base will make the combined entity the clear strategic counterparty in the sector for global consumer packaged goods and pharmaceutical partners.
ATB Credit Facilities
Concurrently with the execution of the Arrangement Agreement, the Company entered into a commitment letter with ATB in respect of the ATB Credit Facilities, whereby ATB has provided a fully committed and underwritten commitment for senior secured credit facilities of up to C$210 million. The ATB Credit Facilities will be established by amending and restating Organigram’s existing C$70 million senior secured credit agreement with ATB. ATB is providing full commitment, as lead arranger and sole bookrunner. ATB’s commitment is not conditional on syndication. ATB may syndicate a portion of the ATB Credit Facilities to other lenders, who may become party to the credit agreement from time to time. ATB will also act as administrative agent for the ATB Credit Facilities.
The ATB Credit Facilities include:
•a C$10.0 million senior secured facility, provided by ATB;
•a C$65.0 million senior secured revolving credit facility (the “Revolving Facility”), provided initially by ATB and, after any syndication, by such other lenders as may become party to the credit agreement from time to time. Up to C$35 million of the Revolving Facility may, subject to certain terms and conditions, be used to partially finance the acquisition of Aurora; and
• a C$135 million senior secured non-revolving term credit facility (the “Term Facility”), provided initially by ATB and, after any syndication, by such other lenders as may become party to the credit agreement from time to time. The Term Facility will operate under two tranches:
oa first tranche, in the amount of C$20 million, which was drawn in full to finance the acquisition of Sanity Group and remains outstanding; and
oa second tranche, in the amount of C$115 million, which will be made available on the closing date of the Arrangement to partially finance the acquisition of Aurora.

The ATB Credit Facilities will be available on closing of the Arrangement, subject to a limited set of conditions precedent, customary for acquisition financings on a “certain funds” basis. Such conditions precedent include completion of the Arrangement substantially at the same time as funding, receipt of the final order by the Court approving the Arrangement, receipt of the Private Placement Proceeds, and the accuracy of certain specified representations. The ATB Credit Facilities will mature three years after closing of the Arrangement and bear interest at ATB’s applicable benchmark rates plus an applicable margin based on the ratio of net funded debt to EBITDA. The ATB Credit Facilities will be subject to customary financial covenants, including a maximum net funded debt to EBITDA ratio and a fixed charge coverage ratio.

Subscription Agreement
Concurrently with the execution of the Arrangement Agreement, the Company and BAT entered into the Subscription Agreement for the Private Placement. Pursuant to the terms of the Subscription Agreement, BAT will acquire 140,986,255 Shares at a price of £0.709289 per Share (or C$1.33 based on the GBP/CAD exchange rate on November 2, 2026), for a total aggregate subscription price of £99,999,999.82 (or C$187.5 million based on the GBP/CAD exchange rate on November 2, 2026).
Upon the closing of the Private Placement, the Company and BAT will enter into the IRA Amendment.
With respect to issuances of Common Shares under the Subscription Agreement, to the extent BAT’s ownership of Common Shares in the Company exceeds 30.0% of the total issued and outstanding Common Shares on a post-issuance basis, BAT would, in lieu of Common Shares, be issued Preferred Shares.
Conditions Precedent to Closing
Closing of the Private Placement is subject to a number of mutual conditions in favour of each of BAT and the Company, including: (i) receipt of TSX approval (subject only to customary conditions) and the requisite NASDAQ notification having been made; (ii) no Governmental Authority (as defined in the Subscription Agreement) having enacted, issued, promulgated, enforced or entered any law that prohibits or makes illegal the completion of the Private Placement; (iii) no material claim, at law or in equity, being pending by any person, Governmental Authority or securities regulator in connection with the Private Placement; and (iv) satisfaction or waiver of all conditions precedent to the Company’s obligation to complete the Arrangement under the Arrangement Agreement (other than conditions that, by their terms, cannot be satisfied until closing of the Arrangement).
Closing of the Private Placement is also subject to the following conditions in favour of BAT: (i) the Company having performed and complied in all material respects with its covenants and agreements under the Subscription Agreement required to be performed or complied with on or prior to closing; (ii) the Company having made, or caused to be made, all required deliveries; and (iii) no alteration, amendment, modification or supplement of the Arrangement Agreement, waiver of any provision or condition thereof, or grant of any consent thereunder, having been made without BAT’s prior written consent (acting reasonably), where it would result in a Specified Adverse Amendment (as defined in the Subscription Agreement).
Closing of the Private Placement is also subject to the following conditions in favour of the Company: (i) BAT having performed and complied in all material respects with its covenants and agreements under the Subscription Agreement required to be performed or complied with on or prior to closing; and (ii) BAT having made, or caused to be made, the required deliveries.
Termination of the Subscription Agreement
The Subscription Agreement will terminate on the earliest of the closing of the Private Placement, its termination in accordance with its terms and the day following the Outside Date (as defined in the Arrangement Agreement).
Prior to closing, the Subscription Agreement may be terminated: (i) by the mutual written agreement of the parties; (ii) by the Company or BAT, if the Arrangement Agreement is validly terminated in accordance with its terms; (iii) by the Company, if the mutual conditions or the conditions in favour of the Company cannot be satisfied on or before the closing date; (iv) by BAT, if the mutual conditions or the conditions in favour of BAT cannot be satisfied on or before the closing date; or (v) by BAT, if a Specified Adverse Amendment has occurred or the Arrangement Agreement has been altered, amended or otherwise modified or supplemented or any provision or condition waived, if any of the foregoing actions would be materially adverse to the interests of BAT, in each case without BAT’s prior written consent.
Use of Proceeds
Unless otherwise consented to in writing by BAT in advance, the Company shall use the Private Placement Proceeds for the sole purpose of (i) funding a portion of the aggregate cash consideration payable by the Company to Aurora Shareholders pursuant to the Arrangement, and (ii) paying transaction expenses in connection with the Arrangement and the Private Placement.
Closing
The Private Placement will close concurrently with the Arrangement, provided that no such date will be earlier than January 6, 2027 and no later than October 29, 2027, unless otherwise mutually agreed by the parties.
Shareholder Approval Requirements and Other MI 61-101 Matters
The Arrangement and the Private Placement are each subject to certain shareholder approval requirements pursuant to MI 61-101 and the TSX Company Manual. No formal valuation for the Transactions is required by MI 61-101.
Shareholder Approvals – TSX Company Manual

The TSX Company Manual requires shareholder approval in certain circumstances where a listed issuer issues securities in connection with an acquisition and where an issuer completes a private placement.
As the Private Placement provides consideration to BAT that is greater than 10% of Organigram’s market capitalization and the number of Common Shares issuable pursuant to the Private Placement is greater than 10% of the number of Common Shares, on a non-diluted basis, that will be outstanding at the closing of the Private Placement, Organigram is required to obtain disinterested shareholder approval of the Private Placement pursuant to Subsections 604(a)(ii) and 607(g)(ii) of the TSX Company Manual. As a result, the Organigram resolution in respect of the Private Placement put forth for approval by Organigram Shareholders at the Organigram Meeting will require the affirmative vote of at least a majority of the votes cast by the Organigram Shareholders, present in person or represented by proxy at the Organigram Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised as of the record date for the Organigram Meeting by BAT.
As the number of Common Shares issuable pursuant to the Arrangement is greater than 25% of the number of Common Shares outstanding, on a non-diluted basis, on November 2, 2026, Organigram is required to obtain shareholder approval of the Arrangement pursuant to Subsection 611(c) of the TSX Company Manual. As a result, the Organigram resolution in respect of the Arrangement put forth for approval by Organigram Shareholders at the Organigram Meeting will require the affirmative vote of at least a majority of the votes cast by the Organigram Shareholders.
Minority Shareholder Approval and Formal Valuation Exemption - MI 61-101
Pursuant to MI 61-101, a “related party” includes a shareholder holding over 10% of the voting rights attached to the voting securities of the issuer. BAT beneficially owns over 10% of the issued and outstanding Common Shares and is therefore a “related party” of the Company for the purposes of MI 61-101. The Private Placement is considered a “related party transaction” under MI 61-101 because BAT is subscribing for securities of the Company. Accordingly, MI 61-101 requires that, absent an applicable exemption, the Company obtain minority shareholder approval and a formal valuation for the Private Placement and that the Company provide enhanced disclosure with respect to the transaction.
The Private Placement is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Section 5.5(c) of MI 61-101, as the Private Placement involves a distribution of securities to a related party for cash consideration. In addition, the other conditions of Section 5.5(c) have been satisfied, as neither the Company nor, to the knowledge of the Company after reasonable inquiry, BAT, had knowledge of any material information concerning the Company or its securities that had not been generally disclosed at the time the Subscription Agreement governing the Private Placement was executed and delivered.
The following table describes the anticipated effect of the Arrangement and the Private Placement on the percentage of Common Shares controlled by BAT, based on the Company’s 141,114,081 issued and outstanding Common Shares as of November 2, 2026:

Holdings (% of class)	Current	Private Placement	Pro Forma Private Placement + Arrangement**+
BAT Common Share Holdings	42,231,089 (30%)	95,397,664	143,142,947 (30.0%)
BAT Preferred Share Holdings	49,204,021 (100%)	45,588,591	94,792,612 (100%)
BAT Common and Preferred Share Holdings (including accretion on Preferred Shares and partially diluted to assume conversion of Preferred Shares)	94,688,693 (49%)	144,239,837	241,189,142 (42%)

Notes:
** Assumes the issuance of the maximum of 205,826,172 Common Shares to Aurora Shareholders under the Arrangement and the exchange rate of GBP/CAD on November 2, 2026.
+ Assumes the issuance of the maximum of 5,514,194 Common Shares to the sellers in connection with Organigram’s previously completed acquisition of Sanity Group.
The Private Placement is subject to “minority approval” of every class of “affected securities” (each as defined in MI 61-101) of the Company. As a result, the Organigram resolution in respect of the Private Placement put forth for approval by Organigram Shareholders at the Organigram Meeting will require the affirmative vote of at least a majority of the votes cast by the Organigram Shareholders, present in person or represented by proxy at the Organigram Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised as of the record date for the Organigram Meeting by BAT, its affiliates and their respective directors and officers, and any other “related parties” and “joint actors” (each as defined in MI 61-101) of BAT. To the knowledge of the Company, an aggregate of 42,231,089 Common Shares held by BAT representing approximately 30% of the issued and outstanding Common Shares on a non-diluted basis will be excluded for purposes of calculating the requisite minority shareholder approval of the resolution in respect of the Private Placement.
Investor Presentation
The investor presentation prepared by Organigram in connection with the Transactions can be found at the attached link: Investor Presentation.
5.2 – Disclosure for Restructuring Transactions
Not Applicable.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.
Item 7 – Omitted Information
Not Applicable.

Item 8 – Executive Officer
The following executive officer is knowledgeable about the material change and this report:
James Yamanaka, Chief Executive Officer
1 (844)-644-4726
Item 9 – Date of Report
November 12, 2026
Forward-Looking Information
This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “may”, “will”, “maintain”, “obtain”, “after”, “promptly” and similar expressions suggesting future events or future performance are intended to identify forward-looking statements. Forward-looking statements are often, but not always, identified by such words. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.
More particularly and without limitation, this material change report contains forward-looking statements and information relating to: the contents and the anticipated timing of the Interim Order; the expected completion of the Arrangement and the terms thereof; the anticipated value of the Arrangement; the anticipated economic and voting interests of Aurora Shareholders in Organigram following completion of the Arrangement; the proration of the Consideration; the treatment of the Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs under the Arrangement and following completion of the Arrangement, including the issuance of Replacement Options; the number of Shares to be issued in respect of the Private Placement; the terms of the Private Placement; Organigram’s ability to finance the Arrangement, including by way of the Private Placement and through the ATB Credit Facilities; the anticipated regulatory, court, Aurora Shareholder and Organigram Shareholder approvals in respect of the Arrangement and the expected timing of obtaining such approvals; the listing of the Common Shares forming the Share Consideration on the TSX and NASDAQ; the expected timing for mailing the joint management information circular of Organigram and Aurora in respect of the Organigram Meeting and the Aurora Meeting; the expected timing for holding the Aurora Meeting and Organigram Meeting; the expected timing of closing the Arrangement; the ability of Aurora and Organigram to satisfy conditions to closing the Arrangement; the performance of the voting and support agreements and the BAT Voting Agreement; the circumstances in which termination fees or expense fees may be payable; and the completion of the ATB Credit Facilities and the Private Placement and the terms thereof.
Forward-looking statements also include, without limitation, the inherent uncertainty associated with the financial and other projections contained in this material change report (including projections relating to revenue, enhanced liquidity and valuation) and the anticipated C$50 million in identified synergies resulting from the Arrangement, including savings from cross-selling across Organigram’s and Aurora’s Canadian and international markets, procurement scale, consolidated distribution, expenses and routing international demand across a combined company network.
These forward-looking statements and information are based on certain key expectations and assumptions made by Organigram. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature. Assumptions have been made with respect to the satisfaction of all conditions precedent under the Arrangement Agreement. Although Organigram believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Organigram cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of assumptions, risks and uncertainties including, without limitation: completion of the Arrangement on the anticipated terms and timing, or at all, including obtaining the requisite regulatory, court, Aurora Shareholder and Organigram Shareholder approvals and the satisfaction of the conditions to closing the Arrangement; the performance of the voting and support agreements and the BAT Voting Agreement; completion of the ATB Credit Facilities and the Private Placement on the anticipated terms and timing, or at all, including satisfaction of the conditions of the ATB Credit Facilities and the Subscription Agreement; the termination of the Arrangement Agreement and the payment of any termination fee or expense fee; the anticipated tax treatment in respect of the Arrangement; the outcome of the Hostile Bid or the impact of additional offers that may arise after the date hereof in respect of the Aurora Shares; the effect or outcome of litigation; the existence of any laws or material changes thereto that may adversely affect Organigram or Aurora or impact the completion of the Arrangement; that all necessary court, stock exchange and regulatory approvals will be obtained on the necessary terms and in a timely manner, including all necessary regulatory approvals in Germany; that the combined company's future results of operations will be consistent with past performance and management expectations in relation thereto; general assumptions respecting the business and operations of both Organigram and Aurora, including that each business will continue to operate in a manner consistent with past practice; that the anticipated C$50 million in run rate cost synergies will result in savings in respect of the combined company’s future operations; prevailing regulatory, tax and environmental laws and regulations; interest rates, tax rates and foreign exchange rates; future capital and other expenditures; future operating costs; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts; potential adverse changes to business prospects and opportunities resulting from the announcement or completion of the Arrangement; and general business, market and economic conditions.
Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional risk factors that could affect Organigram’s operations or financial results are included in Organigram’s annual information form for the year ended September 30, 2025, which may be accessed through the SEDAR+ website (www.sedarplus.ca). The forward-looking statements and information contained in this material change report are made as of the date hereof and Organigram does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
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